FOR IMMEDIATE RELEASE
February 22, 2006

Extendicare Health Services, Inc. (EHSI) Announces FY 2005 Results

•	Extendicare Inc.’s Board to consider strategic alternatives that may include EHSI

MILWAUKEE, WISCONSIN – Extendicare Health Services, Inc. reported net income from continuing operations for 2005 of $57.8 million compared to $76.5 million in 2004. The 2004 results included significant one-time after-tax gains aggregating $21.8 million compared to $2.5 million in 2005, which related to the valuation of interest rate caps, disposal or impairment of assets and the tax benefit of a prior year sale. Excluding these items, net income from continuing operations was relatively unchanged at $55.3 million compared to $54.7 million.

EHSI is a wholly owned subsidiary of Extendicare Inc. (TSX: EXE.MV and EXE.SV; NYSE: EXE).

The Board of Directors of Extendicare Inc., the parent company of EHSI, has appointed a committee of independent directors to review and consider various structures and options that would provide value to its shareholders. A sale or reorganization of all, or part of Extendicare Inc. which may include EHSI are among the alternatives being explored. Extendicare Inc. gives no assurance that any such transaction will be completed in whole or in part. Extendicare Inc. has appointed Lehman Brothers to be its advisor.

“EHSI achieved a fourth consecutive year of growth in earnings before income taxes,” said Mel Rhinelander, EHSI’s Chairman and Chief Executive Officer. “To position itself for the nine new Medicare resource utilization groupings (RUGs) categories, the Company has increased its recruiting efforts to attract therapists, which resulted in higher wage and benefit costs in the fourth quarter. The Company is optimistic that these expenses incurred, as well as additional measures being put in place, will contribute to improved results in 2006.”

The October 1, 2005, 3.1% Medicare rate increase improved revenue by approximately $2.1 million in the 2005 fourth quarter. EHSI’s average daily Medicare Part A rate, on a same-facility basis, increased during the quarter by 5.3% to $363.33 from $345.13 in the 2005 third quarter, and grew by 7.6% from the 2004 fourth quarter rate of $337.76, reflecting an improvement in patient mix.

EHSI’s performance for the month of January 2006 provides an early indication that management’s fourth quarter initiatives are working. Though it only represents one month under the new RUGs categories, EHSI’s average daily Medicare rate for January 2006 was approximately $357, representing a decline of only $6 from the 2005 fourth quarter. As a result, the Company has been able to offset a significant portion of the previously estimated $20 per patient day Medicare rate decrease that took effect beginning in 2006.

EHSI’s average daily census (ADC) of Medicare patients on a same-facility basis increased 3.7% to 2,189 in the 2005 fourth quarter compared to 2,111 in the 2004 fourth quarter, although it declined from 2,210 in the 2005 third quarter. As a percent of same-facility nursing home census, Medicare ADC was 17.6% in the 2005 fourth quarter compared to 16.9% in the 2004 fourth quarter. For the year 2005, Medicare ADC on a same-facility basis was 2,302 compared to 2,093 for 2004, and represented 18.4% of nursing home census, compared to 16.9%, respectively. During the 2005 fourth quarter, nursing home occupancy on a same-facility basis declined modestly to 92.6% from 92.7% in the 2004 fourth quarter, and from 92.8% in the 2005 third quarter. EHSI has experienced growth in the first month of 2006 in its nursing home ADC on a same-facility basis of 23, from the 2005 fourth quarter, in particular in the number of Medicare patients served, which has improved by 125 ADC.

Assisted Living Concepts, Inc. (ALC) is continuing to perform well. Since its acquisition on January 31, 2005, ALC contributed revenue of $169.1 million and EBITDA of $37.3 million. For the 2005 fourth quarter, ALC contributed revenue of $46.6 million and EBITDA of $10.0 million, which is a moderate decline over the 2005 third quarter revenue of $46.8 million and EBITDA of $10.7 million. The decline in performance was due to the start-up costs of two new assisted living facilities, lower occupancy and hurricane-related costs, partially offset by an increase in revenue rates.

Quarters ended December 31, 2005 and December 31, 2004 – Continuing Operations
EHSI reported net income from continuing operations of $6.9 million in the 2005 fourth quarter, compared to $46.5 million in the 2004 fourth quarter. Results for the 2004 fourth quarter included a $31.9 million tax benefit associated with the 1999 sale of a former subsidiary and an after-tax loss of $0.9 million on the valuation of interest rate caps. Results for the 2005 fourth quarter included an after-tax loss of $2.3 million on the valuation of interest rate caps, and disposal of assets and impairment of long-lived assets. Excluding these items, net income from continuing operations was $9.2 million in the 2005 fourth quarter compared to $15.5 million in the 2004 fourth quarter.

The Company’s 2005 fourth quarter results also included certain items that negatively impacted pre-tax earnings by approximately $4.0 million (related to additional accruals for workers’ compensation costs and bad debt provisions).

Revenue from continuing operations grew $63.4 million, or 26.9%, during the 2005 quarter to $298.7 million from the 2004 fourth quarter. Excluding the contribution from acquisitions of $50.6 million, revenue on a same-facility basis grew $12.8 million. This 5.5% revenue growth was primarily due to: improvements in nursing home funding of $11.8 million and an improvement of $1.9 million from other items, partially offset by lower settlement adjustments of $0.9 million. A portion of the additional Medicaid funding was tied to additional state provider taxes of $3.7 million.

EBITDA improved by $2.5 million to $35.5 million during the 2005 fourth quarter from $33.0 million in the 2004 fourth quarter. As a percent of revenue, EBITDA for the quarter declined to 11.9% compared to 14.0% in the 2004 fourth quarter. New facilities contributed EBITDA of $11.4 million in the 2005 fourth quarter, while EBITDA from same-facility operations declined by $8.9 million. The growth in revenue of $12.8 million was offset by a $21.7 million increase in operating, administrative and lease costs. As discussed earlier, EHSI experienced higher operating costs in the 2005 fourth quarter related to certain items totaling approximately $4.0 million. Also, other labor related costs grew by $7.2 million representing a 5.0% increase over the 2004 fourth quarter, of which approximately half was due to an increase in therapy staff to service the growth in Medicare patients served and to better position the Company under the new RUGs categories. In addition, the Company experienced increases for: state provider taxes of $3.7 million, drug costs of $1.5 million, food and supplies of $0.9 million, utility costs of $0.9 million and other costs of $3.5 million.

Net Income Comparison of 2005 Fourth Quarter to 2005 Third Quarter
In comparison to the 2005 third quarter, the 2005 fourth quarter net income from continuing operations declined by $12.1 million from $19.0 million to $6.9 million. Results for the 2005 fourth quarter included an after-tax loss of $2.3 million compared to an after-tax gain of $5.7 million in the 2005 third quarter for the valuation of interest rate caps and disposal or impairment of assets and other items. Excluding these items, net income from continuing operations declined by $4.1 million.

As discussed above, approximately $4.0 million of higher operating costs related to certain items contributed to a decline in pre-tax earnings during the 2005 fourth quarter. In addition, while there was a 3.1% market basket increase in Medicare rates that contributed approximately $2.1 million to revenue in the quarter, labor costs increased by $4.5 million, or 3.4%, which included a seasonal increase in employee health benefit costs of $1.4 million, and utility costs increased by $0.9 million.

Years ended December 31, 2005 and December 31, 2004 – Continuing Operations
Revenue from continuing operations increased $271.5 million, or 29.6%, over 2004. Excluding new and disposed facilities, revenue on a same-facility basis grew by $94.3 million, or 10.4%, of which $23.2 million was due to favorable settlement adjustments. The remaining $71.1 million revenue growth was due to an average increase in payor rates of $49.9 million, improvements in occupancy and patient mix of $18.7 million, and an improvement of $2.5 million from other items.

Of the $49.9 million revenue increase in payor rates, revenue from Medicaid represented $27.5 million. For a number of states, the increase was primarily attributable to funding to offset higher state assessment fees and taxes and to care for a higher acuity care level of resident mix. Provider taxes in 2005, excluding settlement adjustments of $19.6 million, increased by $15.9 million from 2004.

EHSI received annual rate changes for Medicaid in a number of states in which it operates on July 1, 2005, which on average were below inflation. Exclusive of the provider tax costs, and the adjustments for higher acuity resident care levels, EHSI’s average Medicaid rate increased by less than 1.5%. This has resulted in margin pressure on the Company’s earnings, given that it maintains average wage rate increases in the range of 3.0% and has increased wages and benefits for therapy staff to position itself for the new RUGs categories.

EBITDA increased $36.9 million to $173.3 million in 2005 from $136.4 million in 2004, and as a percent of revenue was 14.6% from 14.9%. New facilities, net of those disposed, contributed EBITDA of $41.1 million in 2005 compared to $0.7 million in 2004. In addition, the net impact of revenue and provider tax settlement adjustments related to prior periods contributed EBITDA of $7.3 million in 2005 compared to $3.7 million in 2004. The remaining change in EBITDA was a decline of $7.1 million. Revenue growth of $71.1 million was offset by a $78.2 million increase in operating, administrative and lease costs. Labor related costs, on a same-facility basis, were up $38.0 million, or 7.0%, between years due to increased staffing levels to accommodate improved census, almost half of which was for nursing home therapy services. Average wage rate increases over 2004 were 3.9% in the nursing home operations. Other cost increases related to: current period state provider taxes of $15.9 million; drug costs of $6.9 million; medical equipment lease, food and supplies of $4.4 million; professional fees, fines and penalties of $3.6 million; repairs and maintenance, utilities and telephone of $3.3 million; bad debts $2.8 million; and other of $3.3 million.

Net interest costs for 2005 were up $19.5 million from 2004. Interest income was lower by $4.9 million, of which $3.2 million related to interest income recognized in 2004 pertaining to collected notes receivable. In addition, EHSI recognized $1.5 million of interest income in the 2005 fourth quarter compared to $3.8 million in the 2004 fourth quarter, pertaining to tax refunds. The $14.6 million increase in interest expense was primarily due to the added interest costs associated with the ALC acquisition.

Discontinued Operations
Discontinued operations were represented by three owned and operated nursing facilities and seven nursing facilities that were leased to and operated by a third party. Six of these facilities were sold in the 2005 third quarter, one was sold in the fourth quarter, and the remaining three are held for sale. The loss from discontinued operations, including gains and losses from disposal or impairment, net of income taxes, was $0.5 million in the 2005 fourth quarter compared to a loss of $7.4 million in the 2004 fourth quarter. For the twelve months ended December 31, 2005, the loss from discontinued operations was $5.8 million compared to a loss of $8.8 million in the same 2004 period.

Other Items
During the 2005 fourth quarter, EHSI recorded a non-cash after-tax cumulative amount of $6.4 million for a change in accounting principle related to the adoption of Financial Accounting Standards Board Interpretation No. 47, or FIN 47 (Accounting for Conditional Asset Retirement Obligations). FIN 47 requires the recording of a liability for the fair value of a legal obligation to perform asset retirement activities that are conditional on a future event if the amount can be reasonably estimated. Management has determined that an asset retirement obligation exists in EHSI’s pre-1980 constructed facilities for possible asbestos remediation. Though asbestos is not currently a health hazard in any of these facilities, appropriate remediation procedures may be required to remove potential asbestos-containing materials consisting primarily of floor and ceiling tiles, upon any major renovation or demolition.

In the 2005 fourth quarter, EHSI recorded a pre-tax charge to earnings of $4.3 million, of which $4.5 million was to establish an allowance against advances provided to Senior Health Properties – Texas, Inc. (Senior Health – Texas). EHSI had advanced the funds to Senior Health – Texas, in 2001 as part of the transfer of all of its Texas nursing home operations. Limited Medicaid rate increases in Texas have caused the cash flow of those operations to decline. Management will continue to evaluate the operations, the advances owing, along with the lease and sublease arrangements it has with Senior Health – Texas.

In December 2005, EHSI prepaid in full the ALC Washington, Idaho and Ohio Revenue Bonds for $21.1 million.

In December 2005, EHSI completed the acquisition of a 126-bed nursing facility in Pennsylvania for cash of $7.6 million. Also during the quarter, EHSI signed a purchase agreement to acquire two additional nursing facilities in Pennsylvania for $24.0 million in cash. The acquisition comprises 417 beds and is anticipated to close in March 2006. EHSI also expects to purchase a currently leased nursing facility in Ohio, comprising 150 beds, in the 2006 second quarter for approximately $9.0 million in cash.

During the fourth quarter, Standard & Poor’s improved EHSI’s credit rating on its outstanding publicly traded debt to “B+” for the Senior Notes and “B” for the Senior Subordinated Notes. Moody’s reconfirmed EHSI’s debt ratings at “B1” for the Senior Notes and “B2” for the Senior Subordinated Notes.

About Us
Extendicare Health Services, Inc. of Milwaukee, Wisconsin, is a wholly owned subsidiary of Extendicare Inc., and is a major provider of long-term care and related services in the United States. Through its subsidiaries, Extendicare Inc. operates 439 long-term care facilities in the United States and Canada, with capacity for 34,500 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. Extendicare Inc. employs 37,600 people in North America.

In a separate news release issued today, Extendicare Inc. announced its 2005 fourth quarter financial results. On February 23, 2006, at 10:00 a.m. (ET), Extendicare Inc. will hold a conference call to discuss its results for the fourth quarter. The call will be webcast live, and archived, in the investor information section of the Company’s website at www.extendicare.com. Alternatively, the call in number is 1-866-540-8136 or 416-340-8010. For those unable to listen to the call live, a taped rebroadcast will be available until midnight on March 10, 2006. To access the rebroadcast, dial 1-800-408-3053 or 416-695-5800, conference ID number 3173269. Also, a supplemental information package containing historical annual and quarterly financial results and operating statistics on the Company can be found on the website under Investor Information/ Investor Documents/Supplemental Information.

The attached statements reflect certain reclassifications to the prior period figures to conform to the 2005 presentation.

Statements contained in this release other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the Company’s ability to maintain and increase census levels; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgment of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

For further information, contact:
Extendicare Inc.
Christopher Barnes
Manager, Investor Relations
Phone: (905) 470-5483
Fax: (905) 470-4003
Email: cbarnes@extendicare.com
Visit Extendicare’s Website @ www.extendicare.com

EXTENDICARE HEALTH SERVICES, INC.
Condensed Consolidated Statements of Income (Loss)

	Three months ended		Twelve months ended
(thousands of U.S. dollars)	December 31		December 31
	2005	2004	2005	2004
Revenues
Nursing and assisted living facilities	291,870	228,911	1,161,126	890,543
Outpatient therapy	2,746	2,466	11,261	10,987
Other	4,055	3,940	17,269	16,604

	298,671	235,317	1,189,656	918,134
Operating and administrative costs	257,550	200,033	994,479	772,660
Lease costs	5,669	2,329	21,890	9,029

EBITDA (1)	35,452	32,955	173,287	136,445
Depreciation and amortization	11,605	8,422	45,123	33,368
Interest expense	10,801	5,558	39,975	25,390
Interest income	(2,046)	(4,056)	(3,135)	(8,069)
Valuation adjustment on interest rate caps	(305)	1,560	1,803	7,983
Loss (gain) on disposal of assets and impairment of long-lived assets	4,298	–	(6,050)	1,716
Loss on refinancing and retirement of debt	–	–	275	6,484

Income from continuing operations before income taxes and change in accounting principle	11,099	21,471	95,296	69,573
Income tax (benefit) expense	4,224	(25,001)	37,533	(6,933)

Net income from continuing operations	6,875	46,472	57,763	76,506

Loss from discontinued operations before income taxes	(925)	(10,369)	(9,745)	(12,613)
Income tax benefit on discontinued operations	(454)	(3,002)	(3,943)	(3,845)

Net loss from discontinued operations	(471)	(7,367)	(5,802)	(8,768)

Net income before cumulative effect of change in accounting principle	6,404	39,105	51,961	67,738
Cumulative effect of change in accounting principle, net of income taxes	6,414	–	6,414	–
Net income (loss)	(10)	39,105	45,547	67,738

(1)	EBITDA refers to income from continuing operations before interest, taxes, depreciation, amortization, valuation adjustment on interest rate caps, loss (gain) on disposal of assets and impairment of long-lived assets, and loss on refinancing and retirement of debt.

EXTENDICARE HEALTH SERVICES, INC.
Condensed Consolidated Statements of Cash Flows

	Three months ended		Twelve months ended
(thousands of U.S. dollars)	December 31		December 31
	2005	2004	2005	2004
Operating activities
Net income (loss)	(10)	39,105	45,547	67,738
Adjustments to reconcile net income to net cash provided from operating activities
Depreciation and amortization	11,606	8,883	46,169	35,200
Provision for self-insured liabilities	1,740	1,650	8,045	6,600
Payments for self-insured liabilities	(1,901)	(2,552)	(12,481)	(13,938)
Amortization of deferred financing costs	504	420	1,906	1,672
Purchase accounting adjustments:
Amortization of leases and debt	(275)	–	(663)	–
Amortization of below market resident leases	(652)	–	(2,488)	–
Change in accounting principle	6,414	–	6,414	–
Valuation adjustment on interest rate caps	(305)	1,560	1,803	7,983
Loss (gain) on disposal of assets and impairment of long-lived assets	3,453	6,825	(2,492)	8,541
Loss on refinancing and retirement of debt	–	–	275	6,484
Deferred income taxes	2,996	(18,667)	7,442	(30,794)

	23,570	37,224	99,477	89,486
Changes in assets and liabilities
Accounts receivable	1,277	2,620	(16,506)	8,236
Supplies, inventories and other current assets	(5,689)	(9,751)	1,192	(10,673)
Accounts payable and accrued liabilities	2,416	879	5,602	2,006
Income taxes	(3,626)	(1,426)	(932)	(1,622)
Current due to shareholder and affiliates	(2,090)	(14,938)	2,703	(6,033)

Cash provided by operating activities	15,858	14,608	91,536	81,400

Investing activities
Payments for purchases of property and equipment	(11,041)	(7,471)	(32,851)	(25,444)
Payments for new construction projects	(2,793)	(5,636)	(19,145)	(14,970)
Acquisitions	(7,878)	–	(153,865)	(6,454)
Proceeds from sale of property and equipment	1,160	–	12,451	4,850
Proceeds from sale of investments	3,961	–	4,937	4,894
Proceeds from completion of divestiture agreement	–	–	–	10,000
Proceeds from repayment of notes receivable	–	–	–	20,552
Other assets	1,023	(712)	6,153	(3,097)

Cash used in investing activities	(15,568)	(13,819)	(182,320)	(9,669)

Financing activities
Proceeds from issuance of long-term debt	–	–	151,000	128,082
Payments of long-term debt	(22,347)	(391)	(78,769)	(229,253)
Net change in line of credit	–	–	(10,000)	–
Payment of financing costs	(77)	(142)	(1,144)	(13,307)
Dividend paid	(2,500)	–	(2,500)	–
Outstanding checks in excess of bank balance	13,453	–	13,453	–
Advances from shareholder and affiliate	–	–	–	22,900
Other liabilities	647	296	2,479	604

Cash provided by (used in) financing activities	(10,824)	(237)	74,519	(90,974)

Increase (decrease) in cash and cash equivalents	(10,534)	552	(16,265)	(19,243)
Cash and cash equivalents beginning of period	23,881	29,060	29,612	48,855

Cash and cash equivalents end of period	13,347	29,612	13,347	29,612

EXTENDICARE HEALTH SERVICES, INC.
Condensed Consolidated Balance Sheets

	December 31	December 31
(thousands of U.S. dollars)	2005	2004
Assets
Current assets
Cash and cash equivalents	13,347	29,612
Short-term investment	5,722	–
Accounts receivable, less allowances of $13,813 and $10,594, respectively	120,982	95,973
Supplies, inventories and other current assets	23,173	17,751
Income taxes receivable	557	1,654
Deferred state income taxes	4,660	2,664
Due from shareholder and affiliates	26,237	26,179

	194,678	173,833
Property and equipment	750,075	446,085
Goodwill and other intangible assets	85,476	74,554
Other assets	28,563	41,485

	1,058,792	735,957

Liabilities and Shareholder’s Equity
Current liabilities
Outstanding checks in excess of bank balance	13,453	–
Accounts payable	29,169	22,297
Accrued liabilities	117,448	99,920
Current portion of accrual for self-insured liabilities	12,500	18,000
Current portion of amounts due to shareholder and affiliates	2,975	2,975
Current maturities of long-term debt	4,142	1,071
	179,687	144,263
Long-term debt	515,084	290,861
Accrual for self-insured liabilities	21,691	19,725
Other long-term liabilities	32,652	12,448
Deferred state income taxes	479	1,833
Due to shareholder and affiliates	15,755	16,638

	765,348	485,768
Shareholder’s equity	293,444	250,189

	1,058,792	735,957

EXTENDICARE HEALTH SERVICES, INC.
Financial and Operating Statistics

	Three months ended		Twelve months ended
	December 31		December 31
	2005	2004	2005	2004
Components of Nursing and Assisted Living Facility Revenue (millions)
Nursing	$235.4	$219.8	$953.3	$852.3
Assisted living	56.5	9.1	207.8	38.2

	$291.9	$228.9	$1,161.1	$890.5

Nursing Facility Statistics
Percent of Revenue by Payor Source (same-facility basis)
Medicare	34.8%	33.1%	33.9%	32.6%
Private/other	15.7	16.7	15.1	17.3
Medicaid	49.5	50.2	51.0	50.1
Average Daily Census by Payor Source (same-facility basis)
Medicare	2,189	2,111	2,302	2,093
Private/other	1,959	2,083	1,951	2,081
Medicaid	8,310	8,306	8,257	8,215

	12,458	12,500	12,510	12,389

Percent of Average Daily Census by Payor Source (same-facility basis)
Medicare	17.6%	16.9%	18.4%	16.9%
Private/other	15.7	16.6	15.6	16.8
Medicaid	66.7	66.5	66.0	66.3
Average Revenue per Resident Day by Payor Source (excluding prior period settlement adjustments)
Medicare (Part A and B)	$396.02	$370.27	$378.96	$358.54
Private/other	198.56	189.38	197.61	190.22
Medicaid	148.79	141.58	148.35	138.93
Medicare Part A only	362.75	337.76	347.14	326.82

Assisted living facilities average daily census
Same-facility basis	1,339	1,311	1,339	1,314
Total	7,393	1,331	6,940	1,434

Average Occupancy (excluding managed facilities) (same-facility basis)
Nursing facilities	92.6%	92.7%	93.0%	92.1%
Assisted living facilities	82.2	83.8	83.2	84.6
Combined nursing and assisted living facilities	91.5	91.8	91.9	91.3

Average Occupancy (excluding managed facilities)
Nursing facilities	92.6%	92.5%	92.8%	92.0%
Assisted living facilities	85.4	83.0	87.0	84.3
Combined nursing and assisted living facilities	89.8	91.5	90.7	91.1